Exhibit 12.1

Ratio of Earnings to Fixed Charges

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Pretax income from continuing operations	$69,694	$29,100	$5,243	$5,670	$10,884
Fixed charges	231,178	105,926	4,837	9,611	14,235
Dividends distributed to shareholders	61,302	22,304	8,270	8,102	7,108
Equity investee adjustment	(185)	(38)	(174)	(64)	-
Noncontrolling interest	-	97	(97)	-	-
Total Earnings	$361,989	$157,389	$18,079	$23,319	$32,227

Fixed Charges:
Interest expense	$231,178	$105,926	$4,837	$9,611	$14,235
Total Fixed Charges	231,178	105,926	4,837	9,611	14,235
Preferred stock dividends	3,568	-	-	-	-
Total Combined Fixed Charges and Preferred Stock Dividends	$234,746	$105,926	$4,837	$9,611	$14,235

Ratio of earnings to fixed charges	1.57	1.49	3.74	2.43	2.26

Ratio of earnings to combined fixed charges and preferred stock dividends	1.54	1.49	3.74	2.43	2.26

Deficiency related to ratio of earnings to fixed charges	NA	NA	NA	NA	NA
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	NA	NA	NA	NA	NA